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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 2)

                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         PYRAMID TECHNOLOGY CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         PYRAMID TECHNOLOGY CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   747236107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               RICHARD H. LUSSIER
                            CHIEF EXECUTIVE OFFICER
                         PYRAMID TECHNOLOGY CORPORATION
                              3860 N. FIRST STREET
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 428-9000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                            DOUGLAS H. COLLOM, ESQ.
                              AARON J. ALTER, ESQ.
                       WILSON, SONSINI, GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (415) 493-9300

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  This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") of Pyramid Technology Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on January 27, 1995, as amended by Amendment No. 1 to
Schedule 14D-9 as filed with the Securities and Exchange Commission on February 16, 1995, relating to the offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock, par value $.01 per share (the "Shares"), by Siemens Nixdorf Mid-Range Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Siemens Nixdorf Informationssysteme AG ("SNI AG"), a corporation organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Siemens AG, a corporation organized under the laws of the Federal Republic of Germany ("Siemens AG"), in each case at $16.00 per Share, net to the seller in cash, without interest. All capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

Item 8 is hereby amended and supplemented as follows:

  German Cartel Office Clearance. On February 22, 1995, the German Bundeskartellamt informed SNI AG that its review of the intended merger of the Company and Purchaser has been completed and that there are no objections by the German Bundeskartellamt to the completion of the Merger. Accordingly, the condition to the Offer relating to the review of the transaction by the German Bundeskartellamt has been satisfied.

  Exon-Florio Provision of the Defense Production Act of 1950. On February 23, 1995, SNI AG was informed by the Committee on Foreign Investment in the United States ("CFIUS") that CFIUS has determined that it will not commence an investigation of the proposed acquisition of the Company by SNI AG pursuant to
Section 721 of Title VII of the Defense Production Act of 1950, and the regulations promulgated thereunder (the "Exon-Florio Provision"). Accordingly, the condition to the Offer relating to the Exon-Florio Provision has been satisfied.

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                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 1995                  PYRAMID TECHNOLOGY CORPORATION

                                                    /s/ JOHN S. CHEN
                                          BY: _________________________________
                                                    JOHN S. CHEN
                                                    PRESIDENT AND CHIEF
                                                     OPERATING OFFICER

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